Exhibit 99.1

Sierra Metals Comments on Distribution of Sierra Shares

TORONTO--(BUSINESS WIRE)--January 21, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) refers to the announcement earlier today by Arias Resource Capital Fund L.P. ("ARCF I") regarding its distribution of an aggregate of 52,721,964 common shares of the Company from ARCF I to underlying limited partners (the "Distribution”) which was made in connection with the winding-up and dissolution of ARCF I. In view of the ongoing strategic review process announced by Sierra on January 8, 2021, the Company confirms that the strategic review process continues to have the full support of its Board of Directors, management team, Arias Resource Capital Fund II L.P. (now the Company’s largest shareholder) and Arias Resource Capital Fund II (Mexico) L.P.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, " forward-looking information "). Forward-looking information includes, but is not limited to, statements with respect to the results of the strategic review process. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777